UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

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New Holding, Inc.

Complete Tower Sources, Inc.*

Cotton Commercial USA, Inc.*

LFC, Inc.*

Mitchell Site Acq., Inc.*

(Names of Applicants)

1117 Perimeter Center West, Suite N415

Atlanta, Georgia 30338

(Address of Principal Executive Offices)

Securities to be Issued Under the Indenture to be Qualified

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Title of Class	Amount
Second Priority Senior Secured Notes	$20,000,000 aggregate principal amount

Approximate date of proposed public offering: As soon as practicable after the date of this Application for Qualification

Name and Address of Agent for Service:	With a copy to:

Michael F. Oyster 1117 Perimeter Center West, Suite N415 Atlanta, GA 30338 (678) 443-2300	Michael Brenner, Esq. 314 Clematis Street, Suite 200 West Palm Beach, FL 33401 (561) 655 6418 (ext. 252)

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The Applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the SEC, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the Applicant.

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*Addresses of Principal Executive Offices of co-applicants are: Complete Tower Sources Inc., 715 Vatican Road, Carencro, LA 70520; Cotton Commercial USA, Inc., 5443 Katy Hockley Cut-Off, Katy, TX 77493; LFC, Inc., 17314 SH 249, Suite 230 Houston, TX 77064; Mitchell Site Acq., Inc., 119 Veterinarian Road, Lafayette, LA 70507

GENERAL

1. GENERAL INFORMATION.

(a) Form of organization:

Applicant	Form of Organization
New Holding, Inc. (the “Company”)	Corporation
Complete Tower Sources, Inc.	Corporation
Cotton Commercial USA, Inc.	Corporation
LFC, Inc.	Corporation
Mitchell Site Acq., Inc.	Corporation

(b) State or other sovereign power under which organized:

The Company and LFC, Inc are organized under the laws of the State of Delaware.

Complete Tower Sources, Inc. and Mitchell Site Acq., Inc. are organized under the laws of the State of Louisiana.

Cotton Commercial USA, Inc. is organized under the laws of the State of Texas.

Except for the Company, each of the foregoing entities shall be referred to herein collectively as the “Guarantors”. The Company and the Guarantors shall be referred to herein collectively as the “Applicants”.

2. SECURITIES ACT EXEMPTION APPLICABLE.

The Company’s second priority senior secured notes due 2013 (the “New Secured Notes”), which have interest payable at 15% per annum, to be issued under the indenture to be qualified hereby (the “Indenture”), will be offered pursuant to the terms of the joint plan of reorganization of Charys Holding Company, Inc. (“Charys”), Crochet & Borel Services, Inc. and certain of their nondebtor affiliates (as amended, the “Plan of Reorganization”) under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) to (i) holders of Charys’ 8.75% Senior Convertible Notes due 2012 issued by Charys pursuant to that certain Indenture, dated as of February 16, 2007, by and between The Bank of New York Mellon Trust Company, N.A. (f/k/a The Bank of New York Trust Company, N.A.), as trustee, and Charys (the “8.75% Convertible Notes”) and (ii) holders of the 8.75% Senior Convertible Notes due 2012 issued by Charys to Lori Mitchell, Matthew Mitchell, and Carrol Castille (the “Mirror Notes” and, together with the 8.75% Convertible Notes, the “Old Notes”). The Plan of Reorganization will become effective on the date on which all conditions to consummation of the Plan of Reorganization have been satisfied or waived (the “Effective Date”). The $19,227,000 aggregate principal amount of New Secured Notes are being offered in exchange for the 8.75% Convertible Notes and $773,000 aggregate principal amount of New Secured Notes are being offered in exchange for the Mirror Notes. The terms of the Plan of Reorganization are contained in the Amended Disclosure Statement dated January 8, 2009 attached hereto as Exhibit T3E.1.

The issuance of the New Secured Notes is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the exemption provided by Section 1145(a)(1) of the Bankruptcy Code. No holder of the outstanding Old Notes has made or will be requested to make any cash payment to the Company or Charys in connection with the Plan of Reorganization.

AFFILIATIONS

3. AFFILIATES.

The Company was incorporated under the laws of the State of Delaware on February 9, 2009 for purposes of the effecting the Plan of Reorganization. As of this date, the Company has no stockholders, holds no assets and does not engage in any operations. Its sole director and chief executive officer is Michael F. Oyster. Pursuant to the Plan of Reorganization, the Company will own 100% of each Guarantor on the Effective Date.

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The following is a list of affiliates of the Guarantors as of the date of this application.

Company Name	Jurisdiction of Formation	Owner	Percentage
Charys Holding Company, Inc.	Delaware	Private Investors (1)	100%
Aeon Technologies Group, Inc.*	Nevada	Charys Holding Company, Inc.	100%
Ayin Tower Management Services, Inc.*	Delaware	Cotton Telecom, Inc.	100%
Berkshire Wireless, Inc.*	Massachusetts	Aeon Technologies Group, Inc.	100%
C&B/Cotton Holdings, Inc.*	Delaware	Charys Holding Company, Inc.	100%
CCI-Chile S.A.*	Chile	Aeon Technologies Group, Inc.	100%
CCI Contemporaneo International, C.A.*	Venezuela	Aeon Technologies Group, Inc.	100%
CCI Integrated Solutions, Inc.*	Texas	Aeon Technologies Group, Inc.	100%
CDR Do Brazil Ltda*	Brazil	Aeon Technologies Group, Inc.	100%
Complete Tower Sources, Inc.	Louisiana	Cotton Telecom, Inc.	100%
Cotton Commercial USA, Inc.	Texas	C&B/Cotton Holdings, Inc.	100%
Contemporary Constructors International de Mexico, S.A. de C.V.*	Mexico	Aeon Technologies Group, Inc.	100%
Cotton Telecom, Inc.*	Delaware	Charys Holding Company, Inc.	100%
Crochet & Borel Services, Inc.*	Texas	Charys Holding Company, Inc.	100%
Digital Communication Services, Inc.*	Kentucky	Charys Holding Company, Inc.	100%
Method IQ, Inc.*	Georgia	Charys Holding Company, Inc.	100%
Mitchell Site Acq., Inc.	Louisiana	Cotton Telecom, Inc.	100%
LFC, Inc.	Delaware	Cotton Telecom, Inc.	100%
Viasys Network Services, Inc.**	Florida	Charys Holding Company, Inc.	100%
Viasys Services, Inc.	Florida	Charys Holding Company, Inc.	100%
VSI Real Estate Holdings, Inc.†	Florida	Viasys Services, Inc.	100%

(1) See Item 5(a) for a list of persons who may be deemed to be affiliates of the Guarantors by virtue of their holdings of voting securities of Charys.

* Entity has no ongoing operations.

** Sale pending bankruptcy court approval.

† Entity never had operations and has been administratively dissolved by the State of Florida.

The following is a list of the expected affiliates of the Applicants upon consummation of the Plan of Reorganization.

Company Name	Jurisdiction of Formation	Owner	Percentage
New Holding, Inc.	Delaware	Private investors	100%
Complete Tower Sources, Inc.	Louisiana	New Holding, Inc.	100%
Cotton Commercial USA, Inc.	Texas	New Holding, Inc.	100%
LFC, Inc.	Delaware	New Holding, Inc.	100%
Mitchell Site Acq., Inc.	Louisiana	New Holding, Inc.	100%

Certain directors and officers of the Applicants may be deemed to be “affiliates” of the Applicants by virtue of their positions with the Applicants. See Item 4, “Directors and Executive Officers.”

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MANAGEMENT AND CONTROL

4. DIRECTORS AND EXECUTIVE OFFICERS.

Unless otherwise listed in the tables, the following tables list the names and offices held by all directors and executive officers of the Applicants as of the date of this application and the Effective Date. Unless otherwise stated in the table, the mailing address for each of the individuals listed in (a) through (e) below is: 1117 Perimeter Center West, Suite N415, Atlanta, GA 30338.

(a) The executive officers and directors of New Holding, Inc. are as follows:

Name	Office
Michael F. Oyster	Chief Executive Officer and Director (1)
Tracie Ferchek	Assistant Secretary
Peter Bell	Director (2)(3)
Naveen Bhatia	Director (2)
Andrew Brenner	Director (2)
Thomas Bosley	Director (2)
Alan M. Capsuto	Director (2)
Keith D. Paglusch	Director (2)
Bradley E. Scher	Director (2)

(b) The executive officers and director of Complete Tower Sources, Inc. are as follows:

Name	Office
Michael F. Oyster	Chief Executive Officer and Director
Carrol Castille	President (4)
Raymond Smith	Chief Financial Officer and Secretary (5)

(c) The executive officers and directors of Cotton Commercial USA, Inc. are as follows:

Name	Office
Peter Bell	Chief Executive Officer and Director (3)
Daryn Ebrecht	President and Director (3)
Bryan Michalsky	Chief Financial Officer (3)
Michael F. Oyster	Vice President and Director
Raymond Smith	Secretary (5)
H. Alec McLarty	Director (1)

(d) The executive officers and directors of LFC, Inc. are as follows:

Name	Office
Michael F. Oyster	Chief Executive Officer, President and Director
Raymond Smith	Chief Financial Officer, Secretary and Treasurer (5)
H. Alec McLarty	Director (1)

(e) The executive officers and director of Mitchell Site Acq., Inc. are as follows:

Name	Office
Michael F. Oyster	Chief Executive Officer and Director
Matthew Mitchell	President (6)
Lori Mitchell	Vice President (6)
Raymond Smith	Chief Financial Officer and Secretary (5)

(1) Will no longer be a director as of the Effective Date.

(2) Proposed to become a director of the Company as of the Effective Date.

(3) Business address: 5443 Katy Hockley Cut-Off, Katy, TX 77493

(4) Business address: 715 Vatican Road, Carencro, LA 70520

(5) Will no longer be an officer as of the Effective Date.

(6) Business address is: 119 Veterinarian Road, Lafayette, LA 70507

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5. PRINCIPAL OWNERS OF VOTING SECURITIES.

(a) The Company was incorporated under the laws of the State of Delaware on February 9, 2009 for purposes of the effecting the Plan of Reorganization. As of this date, the Company has no stockholders.

The following tables set forth, as of February 15, 2009, certain information regarding each person known by the Guarantors to beneficially own 10 percent or more of the respective voting securities of the Guarantors:

(1) Complete Tower Sources, Inc.

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Cotton Telecom, Inc. 17314 SH 249, Suite 230 Houston, TX 77064	Capital Stock	100	100%

(2) Cotton Commercial USA, Inc.

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
C&B/Cotton Holdings, Inc. 1117 Perimeter Center West, Suite N415 Atlanta, Georgia 30338	Shares	100	100%

(3) LFC, Inc.

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Cotton Telecom, Inc. 17314 SH 249, Suite 230 Houston, TX 77064	Common Stock	100	100%

(4) Mitchell Site Acq., Inc.

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Cotton Telecom, Inc. 17314 SH 249, Suite 230 Houston, TX 77064	Capital Stock	100	100%

As of the date hereof, Cotton Telecom, Inc. and C&B/Cotton Holdings Inc. are wholly-owned subsidiaries of Charys. The following table sets forth as of February 15, 2009 each person that owns 10% or more of the voting securities of Charys.

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Billy V. Ray, Jr. and Melissa Shoaf Ray c/o 3472 Point View Circle Gainesville, GA 30506	Series A Preferred Stock / Common Stock	(1)	83.2%(2)

(1) 1,000,000 shares of series A preferred stock and 2,198,350 shares of common stock are held jointly by Billy V. Ray, Jr. and Melissa Shoaf Ray, and 2,150,000 shares of common stock are held individually by Billy V. Ray, Jr. Each share of series A preferred stock is entitled to 250 votes and each share of common stock is entitled to one vote on matters submitted to a vote of security holders.

(2) Based on 55,627,684 shares of common stock outstanding and 1,000,000 shares of series A preferred stock outstanding.

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(b) As of the date hereof, the ownership of the Company has not been confirmed. Holders of the 8.75% Convertible Notes will receive common stock in the Company as of the Effective Date. Due to the fact that such holders currently hold the 8.75% Convertible Notes through participant accounts of The Depository Trust Company, no beneficial owners of 10 percent or more of the Company’s voting stock as of the Effective Date can be determined at this time.

The following tables set forth, as of the Effective Date, certain information regarding each person expected, on the basis of present holdings and commitments and other information, to beneficially own 10 percent or more of the respective voting securities of the Guarantors outstanding as of the Effective Date:

(1) Complete Tower Sources, Inc.,

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
New Holding, Inc. 1117 Perimeter Center West, Suite N415 Atlanta, Georgia 30338	Capital Stock	100	100%

(2) Cotton Commercial USA, Inc.

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
New Holding, Inc. 1117 Perimeter Center West, Suite N415 Atlanta, Georgia 30338	Shares	100	100%

(3) LFC, Inc.

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
New Holding, Inc. 1117 Perimeter Center West, Suite N415 Atlanta, Georgia 30338	Common Stock	100	100%

(4) Mitchell Site Acq., Inc.

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
New Holding, Inc. 1117 Perimeter Center West, Suite N415 Atlanta, Georgia 30338	Capital Stock	100	100%

6. UNDERWRITERS.

(a) In February 2007, McMahan Securities Co. L.P. acted as initial purchaser of the 8.75% Convertible Notes, which are guaranteed by the Guarantors. Within three years prior to the date of the filing of this Application, no person acted as an underwriter of any other securities of the Applicants that are currently outstanding on the date of this application.

(b) There is no proposed principal underwriter for the New Secured Notes that are proposed to be offered in connection with the Indenture that is to be qualified under this application.

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CAPITAL SECURITIES

7. CAPITALIZATION.

(a) The following tables set forth certain information with respect to each authorized class of securities of the Applicants outstanding on February 15, 2009.

(1) The Company

Title of Class	Amount Authorized	Amount Outstanding
Common stock, par value $0.01 per share	1,000 shares	—

(2) Complete Tower Sources, Inc.*

Title of Class	Amount Authorized	Amount Outstanding
Capital Stock	10,000 shares	100 shares

(3) Cotton Commercial USA, Inc.*

Title of Class	Amount Authorized	Amount Outstanding
Shares	100 shares	100 shares

(4) LFC, Inc.*

Title of Class	Amount Authorized	Amount Outstanding
Common Stock	100,000 shares	100 shares

(5) Mitchell Site Acq., Inc.*

Title of Class	Amount Authorized	Amount Outstanding
Capital Stock	1,000 shares	100 shares

* Guarantor of 8.75% Convertible Notes.

(b) Each holder of common stock, capital stock or shares, as the case may be, of the Applicants, both prior to and subsequent to the Effective Date, is entitled to one vote for each share held on all matters submitted to a vote of stockholders.

INDENTURE SECURITIES

8. ANALYSIS OF INDENTURE PROVISIONS. The New Secured Notes will be issued under the Indenture the form of which is attached hereto as Exhibit T3C.1. The following is a summary of the provisions of the Indenture required to be summarized by Section 305(a)(2) of the Trust Indenture Act of 1939. Holders of New Secured Notes are encouraged to read the entire Indenture because many provisions that will control the rights of a holder of New Secured Notes are not described in this analysis. Capitalized terms defined in the Indenture and used (but not otherwise defined) in this section are used in this section as so defined.

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EVENTS OF DEFAULT

Each of the following is an event of default:

(a)        the Company defaults in any payment of interest on any of the New Secured Notes when the same becomes due and payable and such default continues for a period of 30 days,

(b)        the Company defaults in the payment of principal or premium, if any, of any of the New Secured Notes when due, upon optional redemption, upon required repurchase, upon declaration or otherwise,

(c)        the Company or any of certain subsidiaries of the Company fails to comply with its obligations under Section 5.01 (Successor Issuer),

(d)        the Company or any of certain subsidiaries of the Company fails to comply with any of its agreements in the New Secured Notes or the Indenture (other than those referred to in clause (a), (b) or (c) above) and such failure continues for 30 days after the notice specified below,

(e)        the Company or any of certain subsidiaries of the Company fails to pay certain indebtedness within any applicable grace period after final maturity or the acceleration of any such indebtedness by the holders thereof because of a default, in each case, if the total amount of such indebtedness unpaid or accelerated exceeds a specified amount,

(f)        certain events of bankruptcy, insolvency or reorganization involving the Company or any of certain subsidiaries of the Company, whether through (i) the entry of such events by a court of proper jurisdiction or (ii) the commencement of such events by the Company itself,

(g)        the Company or any of certain subsidiaries of the Company fails to pay final judgments aggregating in excess of a specified amount, which judgments are not discharged, waived or stayed for a period of 30 days following the entry thereof,

(h)        any guarantee of certain subsidiaries of the Company ceases to be in full force and effect (except as contemplated by the terms thereof) or any Guarantor denies or disaffirms its obligations under this Indenture or any guarantee (other than by reason of release of a Guarantor in accordance with the terms of the Indenture),

(i)        unless all of the collateral has been released from the liens created by the New Secured Notes security documents in accordance with the provisions of the New Secured Notes security document, the Company shall assert or any Guarantor shall assert, in any pleading in any court of competent jurisdiction, that any such security interest is invalid or unenforceable and, in the case of any such Person that is a subsidiary of the Company, the Company fails to cause such subsidiary to rescind such assertions within 5 days after the Company has actual knowledge of such assertions, or

(j)        the failure by the Company or any Guarantor to comply for 30 days after notice with its other agreements contained in the New Secured Notes security documents.

The foregoing shall constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

A Default under clause (d) or (i) above shall not constitute an Event of Default until the Trustee notifies the Company or the holders of at least 25% in principal amount of the outstanding New Secured Notes notify the Company and the Trustee of the Default and the Company does not cure such Default within the time specified in clause (d) and (i) above after receipt of such notice. Such notice must specify the Default, demand that it be remedied and state that such notice is a “Notice of Default.” The Company shall deliver to the Trustee, within five (5) Business Days after the occurrence thereof, written notice in the form of an officer’s certificate of any event which is, or with the giving of notice or the lapse of time or both would become, an Event of Default, its status and what action the Issuer is taking or propose to take with respect thereto.

If an Event of Default (other than an Event of Default specified in Section (f) above with respect to the Company or certain subsidiaries of the Company) occurs and is continuing, the Trustee upon written request of

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holders of at least 25% in principal amount of outstanding New Secured Notes, by notice to the Company shall declare that the principal of, premium, if any, and accrued but unpaid interest on all the Securities is due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately. If an Event of Default specified in Section (f) above with respect to the Company or certain subsidiaries of the Company occurs, the principal of, premium, if any, and interest on all the New Secured Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders. The holders of a majority in principal amount of the New Secured Notes by notice to the Trustee may rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of acceleration. No such rescission shall affect any subsequent Default or impair any right consequent thereto.

AUTHENTICATION AND DELIVERY OF THE NEW SECURED NOTES;

APPLICATION OF PROCEEDS

An officer of the Company must sign the New Secured Notes for the Company by either manual or facsimile signature. If a Person whose signature is on a New Secured Note as an Officer no longer holds that office at the time the Trustee authenticates the New Secured Note, the New Secured Note shall be valid nevertheless.

A New Secured Note shall not be valid until the Trustee manually signs the certificate of authentication on the New Secured Note. The signature shall be conclusive evidence that the New Secured Note has been authenticated under the Indenture.  Each New Secured Note shall be dated the date of its authentication. On the Issue Date, the Company may deliver New Secured Notes in the outstanding aggregate principal amount of $20,000,000 executed by the Company to the Trustee for authentication, together with an Officer’s Certificate of the Company for the authentication and delivery of such New Secured Notes.

The New Secured Notes will be issued in the form of one or more fully registered global certificates (the “Global Notes”). The Global Notes will be deposited upon issuance with the Trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

There will be no proceeds (and therefore no application of proceeds) from the issuance of the New Secured Notes because the New Secured Notes will be issued in exchange for the Old Notes in connection with the Plan of Reorganization. No provisions are contained in the Indenture with respect to the Company’s use of proceeds of the issuance of the New Secured Notes.

RELEASE AND SUBSTITUTION OF PROPERTY SUBJECT TO THE LIEN OF THE INDENTURE

Except as otherwise provided under the Indenture, collateral may be released from the liens created by the New Secured Notes security documents at any time or from time to time in accordance with the provisions of the New Secured Notes security documents, the intercreditor agreement or as provided in the Indenture. Upon the request of the Company pursuant to an officer’s certificate certifying that all conditions precedent hereunder have been met, the Company and the Guarantors will be entitled to a release of assets included in the collateral from the liens created by the New Secured Notes security documents securing the New Secured Notes, and the collateral agent and the Trustee (if the Trustee is not then the collateral agent) shall release the same from such liens at the Company’s sole cost and expense, under one or more of the following circumstances:

(a)        if all other liens on such property or assets securing first priority lien obligations (including all commitments and letters of credit thereunder) are released; provided, however, that if the Company or any Guarantor subsequently incurs first priority lien obligations that are secured by liens on property or assets of the Company or any Guarantor of the type constituting the collateral and the related liens are incurred pursuant to the definition of Permitted Liens, then the Company and certain subsidiaries of the Company will be required to reinstitute the security arrangements with respect to the collateral in favor of the New Secured Notes, which, in the case of any such subsequent first priority lien obligations, will be second priority liens on the collateral securing such first priority lien obligations to the same extent provided by the New Secured Notes security documents and on the terms and conditions of the security documents relating to such first priority lien obligations, with the liens created by the New Secured Notes security documents held either by the administrative agent, collateral agent or other representative for such first priority lien obligations or by a collateral agent or other representative designated by the Company to hold the second priority liens for the benefit of the holders of the New Secured Notes and subject

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to an intercreditor agreement that provides the administrative agent or collateral agent substantially the same rights and powers as afforded under the intercreditor agreement to be entered into in connection with the Indenture;

(b)        to enable the Company or any Guarantor to consummate the disposition of such property or assets to the extent not prohibited;

(c)        in the case of a Guarantor that is released from its guarantee with respect to the New Secured Notes, the release of the property and assets of such Guarantor; or

(d)	as described under Article 9 of the Indenture (Amendments and Waivers).

SATISFACTION AND DISCHARGE

The Indenture shall be discharged and shall cease to be of further effect (except as to surviving rights of registration of transfer or exchange of Securities, as expressly provided for in the Indenture) as to all outstanding New Secured Notes when:

(a)        either (i) all the New Secured Notes theretofore authenticated and delivered (other than New Secured Notes which have been replaced pursuant to the Indenture or paid and New Secured Notes for whose payment money has theretofore been deposited in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation or (ii) all of the New Secured Notes have become due and payable, and the Company has irrevocably deposited or caused to be deposited with the Trustee cash in U.S. Dollars, U.S. government guaranteed securities or a combination thereof in an amount sufficient in the written opinion of a firm of independent public accountants delivered to the Trustee (which delivery shall only be required if government guaranteed securities have been so deposited) to pay and discharge the entire indebtedness on the New Secured Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the New Secured Notes to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(b)        the Company and/or the Guarantors have paid all other sums payable under the Indenture; and

(c)        the Company has delivered to the Trustee an officer’s certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Notwithstanding the satisfaction and discharge of the Indenture, certain of the Company’s obligations shall survive.

EVIDENCE AS TO COMPLIANCE WITH CONDITIONS AND COVENANTS

(1) The Company shall deliver to the Trustee within 120 days after the end of each fiscal year of the Company, an officer’s certificate signed by the principal executive officer, the principal financial officer or the principal accounting officer of Company complying with Section 314(a)(4) of the Trust Indenture Act stating that in the course of the performance by the signer of his or her duties as officer of the Company whether or not the signer knows of any Default that occurred during such period. If a Default shall have occurred, the certificate shall describe all such Defaults, the status thereof and what action the Company is taking or proposes to take with respect thereto.

(2) Upon any request or application by the Company to the Trustee to take or refrain from taking any action under this Indenture, the Company shall furnish to the Trustee at the request of the Trustee:

(a)        an officer’s certificate in form reasonably satisfactory to the Trustee stating that, in the opinion of the signer, all conditions precedent, if any, provided for in the Indenture relating to the proposed action have been complied with; and

(b)        an opinion of counsel in form reasonably satisfactory to the Trustee stating that, in the opinion of such counsel, all such conditions precedent have been complied with.

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(3) Each certificate or opinion with respect to compliance with a covenant or condition provided for in this Indenture (other than the certificate specified in (1) above) shall include:

(a)        a statement that the Person making such certificate or opinion has read such covenant or condition;

(b)        a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(c)        a statement that, in the opinion of such individual, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(d)        a statement as to whether or not, in the opinion of such person, such covenant or condition has been complied with; provided, however, that with respect to matters of fact an opinion of counsel may rely on an officer’s certificate or certificates of public officials.

9. OTHER OBLIGORS.

The Company’s obligations with respect to the New Secured Notes will be guaranteed by each the following entities who will be wholly owned domestic subsidiaries of the Company on the Effective Date: Complete Tower Sources, Inc., Cotton Commercial USA, Inc., LFC, Inc. and Mitchell Site Acq., Inc. The mailing addresses are: Complete Tower Sources Inc. is 715 Vatican Road, Carencro, LA 70520; Cotton Commercial USA, Inc., 5443 Katy Hockley Cut-Off, Katy, TX 77493; LFC, Inc., 17314 SH 249, Suite 230 Houston, TX 77064; Mitchell Site Acq., Inc., 119 Veterinarian Road, Lafayette, LA 70507.

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CONTENTS OF APPLICATION FOR QUALIFICATION

This application for qualification comprises:

(a) Pages numbered 1 to 13, consecutively.

(b) The statement of eligibility and qualification on Form T-1 of              , as trustee, under the Indenture to be qualified.*

(c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the trustee:

Exhibit T3A.1	Certificate of Incorporation of New Holding, Inc.
Exhibit T3A.2	Articles of Incorporation of Complete Tower Sources, Inc.
Exhibit T3A.3	Certificate of Conversion of Cotton Commercial USA, Inc.
Exhibit T3A.4	Certificate of Incorporation of LFC, Inc.
Exhibit T3A.5	Articles of Incorporation of Mitchell Site Acq., Inc.
Exhibit T3B.1	Bylaws of New Holding, Inc.
Exhibit T3B.2	Bylaws of Complete Tower Sources, Inc.
Exhibit T3B.3	Bylaws of Cotton Commercial USA, Inc.
Exhibit T3B.4	Bylaws of LFC, Inc.
Exhibit T3B.5	Bylaws of Mitchell Site Acq., Inc.
Exhibit T3C.1	Form of Indenture among New Holding, Inc., the guarantors named therein and , as trustee.
Exhibit T3D.1	Not Applicable.
Exhibit T3E.1	Amended Disclosure Statement relating to the First Amended Joint Plan of Reorganization of Charys Holding Company, Inc., et al. dated January 8, 2009.
Exhibit T3F.1	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939.
Exhibit 25.1*	Statement of eligibility and qualification on Form T-1 of as trustee, under the Indenture to be qualified.

* To be filed by amendment.

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SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, each of the Applicants below, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized and attested, all in the City of Atlanta and State of Georgia, on the 20th day of February, 2009.

NEW HOLDING, INC.

By:	/s/ Michael F. Oyster
	Name:	Michael F. Oyster
	Title:	Chief Executive Officer

COMPLETE TOWER SOURCES, INC.

By:	/s/ Michael F. Oyster
	Name:	Michael F. Oyster
	Title:	Chief Executive Officer

COTTON COMMERCIAL USA, INC.

By:	/s/ Michael F. Oyster
	Name:	Michael F. Oyster
	Title:	Vice President

LFC, INC.

By:	/s/ Michael F. Oyster
	Name:	Michael F. Oyster
	Title:	Chief Executive Officer and President

MITCHELL SITE ACQ., INC.

By:	/s/ Michael F. Oyster
	Name:	Michael F. Oyster
	Title:	Chief Executive Officer

Attest:

/s/ Tracie Ferchek

Name: Tracie Ferchek

Title: Assistant Secretary

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